CARDERO RESOURCE CORP.
Suite 2300 – 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3
Tel: (604) 408-7488 Toll Free: 1-888-770-7488 Fax: (604) 408-7499
Website: www.cardero.com TSX: CDU NYSE-A: CDY

NR11-06	April 18, 2011

Cardero Receives Additional Positive Drill Results
From Longnose Resource Definition Drilling
Hole-007: 135.2 metres grading 18.7% TiO2 and 42.3 Fe2O3
Hole-011: 157.6 metres grading 19.3 TiO2 and 36.6% Fe2O3
& Updates Trevali Mining Corporation Share Position

Cardero Resource Corp. (“Cardero” or the “Company”) -- (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) announces positive analytical results from on-going resource definition drilling at the Longnose Ferro-Titanium project, north-eastern Minnesota, USA. Following completion of the 2011 drilling program at Longnose, SRK Consulting will complete an initial NI 43-101 compliant resource estimate. Initial results confirm continued semi-massive to massive iron and titanium oxide mineralization beyond the known limits of mineralization. Results are presented in Table 1.

Longnose Drilling

The Longnose deposit was first discovered in the 1950's through aeromagnetic and gravity geophysical surveys, and was first drilled by Bear Creek Mining Company in 1958. The deposit was subsequently drilled by BHP Minerals (now BHP Billiton). At total of 12 drillholes were completed historically. Cardero completed an initial six-hole drill program in 2010. The 2011 drill-program aims to complete resource definition drilling ahead of the planned SRK resource estimate. An additional 9 drillholes have been completed for total Cardero drilling of 3,473 metres and 15 drillholes (Figure 1). Results have been received for drillholes LNG-007 to LNG-011 (Table 1). Drilling results demonstrate that the main mineralized intrusion at Longnose is a thick, laterally continuous intrusion.

Table 1: Initial results of the 2011 Longnose Ferro-Titanium drilling program

LONGNOSE		From (metres)	To (metres)	Thickness (metres)	Composite Grade
Drillhole					TiO2%	Fe2 O3%
LNG-007-2011		48.5	183.6	135.2	18.7	42.2
	incl.	113.4	142.0	28.7	22.2	43.9
LNG-008-2011		143.7	154.5	10.7	15.4	26.6
	and	182.6	196.9	14.3	13.4	28.2
LNG-009-2011		25.3	51.2	25.9	14.3	27.9
	and	70.3	192.9	122.6	17.5	29.6
	incl.	106.4	132	25.6	20.1	31.8
	incl.	145.1	157	11.9	21.3	33.5
	incl.	166.4	172.5	6.1	23.5	42.6
LNG-010-2011		211.8	234.7	22.9	10.3	32.2
LNG-011-2011		107.1	120.7	13.6	15.4	50.1
	and	154.2	311.8	157.6	19.3	36.6
	incl.	181.8	251.9	70.1	23.9	39.1
	incl.	279.2	287.4	8.2	24.1	38.6

Cardero Resource Corp.	2	April 18, 2011
NR11-06 – Continued

Figure 1: Drillhole locations at the Longnose Ferro-Titanium deposit

Longnose Geology & Mineralization

The Longnose deposit is located within the Superior Province of the Canadian Shield, and is underlain by intrusive rocks generated during the formation of the Midcontinent Rift. Mineralization is hosted by Oxide-bearing Ultramafic Intrusions (“OUI’s”) that intruded into layered series intrusions of the Duluth Complex. OUI’s are dominantly composed of coarse-grained to pegmatitic pyroxenite, peridotite, and dunite that contain approximately 15-40% titanium-iron oxide mineralization. Typically, zones of massive and semi-massive oxide are also present throughout the stratigraphy.

Cardero Resource Corp.	3	April 18, 2011
NR11-06 – Continued

The Longnose property hosts a single intrusion which is at least 150 metres thick, dipping shallowly to the southeast. Mineralization dominantly consists of disseminated to net-textured, medium to coarse-grained, magnetite and ilmenite, with some fraction of titaniferous magnetite. Olivine-rich ultramafic rocks (peridotite, feldspathic peridotite & dunite) host the majority of the titanium-iron oxide mineralization found in the Longnose OUI, and will often be net-textured with oxide minerals interstitial to silicates. It is clear that the main mineralized intrusion at Longnose is a thick, laterally and vertically continuous intrusion dominantly composed of a mixture of oxide-bearing peridotite, oxide-bearing dunite, massive oxide, and semi-massive oxide with between 15% and 100% titanium-iron oxide mineralization.

Historical Resource

BHP Minerals previously calculated a historic (pre-NI 43-101 standards) “probable reserve” at Longnose, estimating 27.57 million tonnes at 21.3% TiO2, stating at the time that Longnose is “... the largest known ilmenite resource in North America.” This historical resource estimate is considered relevant by the Company, both for the purposes of the Company’s decision to acquire the property and to guide the Company in formulating an exploration program for the property. However, the Company cautions that both the BHP report and the included resource estimate were prepared before the introduction of NI 43-101, and are therefore historical in nature and the Company is not treating such resources as a current resource under NI 43-101. Investors are further cautioned that a qualified person has not yet completed sufficient work to be able to verify the historical resources, and therefore they should not be relied upon.

Titac Deposit

In addition to the Longnose deposit, Cardero is also completing two final drillholes on the neighbouring Titac deposit. The Titac Iron-Titanium-Copper Deposit was first drilled by U.S. Steel Corporation after it discovered several magnetic highs in the area. The main mineralized body dominantly consists of oxide-bearing pyroxenite and peridotite, and massive and semi-massive iron and titanium oxide. Drilling results previously announced in January 2011 (NR11-04) include drillhole-019: 462.1 metres grading 20.1% TiO2, 33.2% Fe2O3 and 0.4% Cu.

The SRK Consulting resource estimate, scheduled to be completed in Q2 2011, will include Titac and Longnose and will present a combined resource for the two deposits.

Acquisition of Additional Securities of Trevali Mining Corporation

The Company has acquired additional securities of Trevali Mining Corporation (“TMC”) in connection with the completion of the Plan of Arrangement involving Kria Resources Ltd. (“Kria”), the shareholders of Kria and TMC as announced by TMC and Kria on April 8, 2011 (“Arrangement”). The effective date of the Arrangement was April 7, 2011 (“Effective Date”), and on that date the Company acquired beneficial ownership and control of an additional 4,175,000 common shares, and warrants to purchase an additional 3,105,000 common shares, of TMC. The common shares of TMC so acquired represent 4.76% of the common shares of TMC issued as at the Effective Date. Assuming the exercise on the Effective Date of the warrants so acquired, the aggregate common shares acquired would represent 10.78% of the then issued and outstanding common shares of TMC.

Prior to the acquisition pursuant to the Arrangement, the Company held 6,359,432 common shares, plus warrants to acquire an additional 2,788,866 common shares, of TMC. Accordingly, following such acquisition, the Company holds 10,534,432 common shares. These common shares represent 12.01% of the common shares of TMC issued on the Effective Date. The Company also holds warrants to purchase an additional 5,893,866 common shares of TMC. Assuming the exercise on the Effective Date of such warrants, the Company would then hold 16,428,298, or 17.59%, of the then issued and outstanding common shares of TMC.

Cardero Resource Corp.	4	April 18, 2011
NR11-06 – Continued

The Company did not pay any consideration for the securities of TMC acquired pursuant to the Arrangement. The shares of TMC so acquired were issued in exchange for the 20,875,000 common shares of Kria held by the Company on the Effective Date on the basis of one common share of TMC for each 5 common shares of Kria held. The warrants to acquire 15,525,000 common shares of Kria held by the Company are, following the Effective Date, exercisable to acquire 3,105,000 common shares of TMC on the basis of one TMC common share for each 5 common shares of Kria issuable pursuant to the warrants, at an exercise price five times that specified in the applicable Kria warrant. The expiry dates of such warrants remain the same.

The Company acquired the securities as a consequence of the completion of the Arrangement, a matter not within the control of the Company. The Company will hold the securities of TMC acquired by it pursuant to the Arrangement for investment purposes only, and not for the purpose of influencing control or direction over TMC. The Company will, however, review its holdings in TMC from time to time, and may increase or decrease its position as future circumstances dictate. The Company is not acting jointly or in concert with any other persons or companies in connection with such acquisition or the securities of TMC.

A copy of the Early Warning Report filed under Part 3 of National Instrument 62-103 with respect to the foregoing acquisition is available upon request to Lawrence W. Talbot, the Vice-President & General Counsel of Cardero, at 604-408-7488.

Qualified Person

EurGeol Keith J. Henderson, P.Geo., Cardero’s Vice-President Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release (other than historical data) and has approved the disclosure herein. Mr. Henderson is not independent of the Company as he is an officer and a director and holds common shares and incentive stock options.

The analytical results were reviewed by Tansy O’Connor-Parsons, Cardero’s Senior Geochemist. Cardero on-site personnel rigorously collect and track samples which are then security sealed and shipped to ALS Laboratory Group. ALS Laboratory Group’s quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Certified reference material, blank material, and quarter-core duplicates are inserted at regular intervals into the sample sequence by field personnel prior to shipping in order to independently assess analytical accuracy and precision. In addition, representative blind duplicate samples are routinely forwarded an ISO-compliant third party laboratory for additional quality control.

Cardero Resource Corp.	5	April 18, 2011
NR11-06 – Continued

ABOUT CARDERO RESOURCE CORP.

Through 2011 Cardero will continue its migration from high-risk, early-stage grassroots exploration projects and will continue to add value through identification and acquisition of advanced projects.

In recent years, Cardero’s focus has increasingly been on iron ore and iron-making technologies. The sale of Cardero’s wholly-owned Pampa de Pongo iron deposit in late 2009 for US$100 million cash represented an early success in the iron market. Cardero continues to hold significant iron ore resources at the Iron Sands Project in Peru and iron-titanium interests in Minnesota, USA. More recently, in keeping with bulk-commodity focus, Cardero entered into a Letter of Intent to acquire Coalhunter Mining Corp. Coalhunter holds a 75% interest in the Carbon Creek Metallurgical Coal Deposit in northeastern British Columbia.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)
Hendrik van Alphen, President

Contact Information:    Nancy Curry Manager – Corporate Communications & Investor Relations
                                         Email: info@cardero.com
                                         Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the Company to complete a 43-101 compliant resource estimate for Longnose and/or Titac deposit, the completion of the acquisition of the balance of the shares of Coalhunter; business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.